Mail Stop 3720

May 5, 2006

Mr. Jerome Fagerland
President
Nedak Ethanol, LLC
118 East State Street
Atkinson, Nebraska 68713

      Re: **Nedak Ethanol, LLC**
              Amendment No. 2 to Registration Statement on Form SB-2
              Filed April 19, 2006
              File No. 333-130343

Dear Mr. Fagerland:

We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 2

1.   We note your disclosure that "[you] will register as an Issuer-Dealer …." Please revise to state that all of your directors will register as issuer-dealer agents. In addition, please disclose, if true, that you are exempt from broker-dealer registration under the federal securities laws and in the other states where your securities will be offered.

2.   We note your revised disclosure in response to prior comment 6 that the services you list "should be completed by about July 1, 2006," however, please briefly clarify what is required under your agreements with Delta-T with regard to timing. If the agreements do not specify the required timing for completion of the services, then please disclose that and clarify why your expectation is that these services will be completed by July 1, 2006.

3.   Please revise the second bullet under "Escrow Procedures" on page 4 to replace the reference to July 1, 2006 with October 31, 2006.

Risk Factors, page 5

We intend to sign an output contract …, page 11

4.   We note your revised caption in response to prior comment 11 but please further clarify
        your caption to describe why you could have "lower revenues under certain market
        conditions …."

Management's Plan of Operations, page 20

Books and Records, page 22

5.   Please confirm to us that the outside accountant maintaining your books and records is
        not affiliated with your independent registered public accounting firm.

Business of Nedak, page 27

Utilities, page 35

6.   Describe the material terms of your agreement with Kinder Morgan. Also, we note that
        your agreement with Kinder Morgan is not executed. Accordingly, please re-file an
        executed agreement with Kinder Morgan. Please also clarify what you mean by a "base
        agreement" and similarly describe the material terms of your agreement with
        Cornerstone. Also, file your agreement with Cornerstone as an exhibit pursuant to Item
        601(b)(10) of Regulation S-B or tell us in your response letter why it is not required to be
        filed.

Income Tax Considerations of Owning Our Membership Units, page 57

7.   Because tax counsel is required to opine as to each material tax consequence, please
        revise your first sentence to clearly state that you have described the material tax
        consequences, rather than "some of the more important federal income tax risks and
        consequences …" (emphasis added). Also, since this section constitutes counsel's
        opinion, please revise to have counsel clearly opine on the tax issue, i.e., whether you
        will be classified as a partnership for tax purposes. It is not acceptable merely to discuss
        the tax treatment of partnerships or state that you "expect" to be taxed as a partnership. If
        counsel cannot give an unqualified opinion, please explain why, describe the degree of
        uncertainty and discuss the alternative consequences.

8.   The disclosure in the fourth paragraph appears to raise uncertainty as to counsel's
        conclusions regarding the material tax consequences. Please state at the beginning of the
        fourth paragraph, if true, that the statements and legal conclusions contained in this

section are the material federal income tax consequences arising from the ownership and disposition of the units.

9.   Please re-file your tax opinion as exhibit 8. See Item 601 of Regulation S-B.

Part II – Information Not Required in Prospectus

10.   Please revise to include all Part II information as required by Form SB-2, including an updated recent sales of unregistered securities section, undertakings, and a list of all exhibits previously filed or filed herewith.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nicole Holden, Staff Accountant, at (202) 551-3374, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have any questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Staff Attorney, at (202) 551-3378, or me at (202) 551-3810 with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Donald F. Burt, Esq.
        (402) 474-5393 (fax)